As filed with the Securities and Exchange Commission on December 4, 2002

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
ANNUAL REPORT

of the

Nordic Investment Bank
(Name of Registrant)

Date of end of last fiscal year: December 31, 2001

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issues	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Ólafur Ísleifsson
Nordic Executive Director’s Office
International Monetary Fund
700 19th Street, N.W.
Washington, D.C. 20431

Copies to:

Ward A. Greenberg
Cleary, Gottlieb, Steen & Hamilton
Main Tower, Neue Mainzer Strasse 52
60311 Frankfurt am Main, Germany

* The registrant is filing this annual report on a voluntary basis.

Nordic Investment Bank

In connection with the Registration Statement under the Securities Act of 1933 (Schedule B), Registration No. 333-6106, of the Nordic Investment Bank relating to Debt Securities and/or Warrants to Purchase Debt Securities, the undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2001 (the “Annual Report”) as follows:

The following additional exhibits are added to the Annual Report:

Exhibit VI	Novation Agreement among the Kingdom of Denmark, the Republic of Finland, the Republic of Iceland, the Kingdom of Norway and the Kingdom of Sweden, entered into force on July 18, 1999

Exhibit VII	Selling Agency Agreement dated January 22, 1993 among the Nordic Investment Bank and the Agents referred to therein (the “Selling Agency Agreement”)

Exhibit VIII	Form of Amendment No. 1, dated December 4, 2002, to the Selling Agency Agreement

Exhibit IX	Form of Amended and Restated Fiscal Agency Agreement dated December 4, 2002, between Nordic Investment Bank and Citibank N.A., as Fiscal Agent

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Nordic Investment Bank, has duly caused this amendment to its annual report on Form 18-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Helsinki, Finland on the 4th day of December 2002.

By:	/s/ Jón Sigurðsson

Jón Sigurðsson
President

Exhibit Index

Exhibit VI	Novation Agreement among the Kingdom of Denmark, the Republic of Finland, the Republic of Iceland, the Kingdom of Norway and the Kingdom of Sweden, entered into force on July 18, 1999

Exhibit VII	Selling Agency Agreement dated January 22, 1993 among the Nordic Investment Bank and the Agents referred to therein (the “Selling Agency Agreement”)

Exhibit VIII	Form of Amendment No. 1, dated December 4, 2002, to the Selling Agency Agreement

Exhibit IX	Form of Amended and Restated Fiscal Agency Agreement, dated December 4, 2002, between Nordic Investment Bank and Citibank N.A., as Fiscal Agent